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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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


THE FOLLOWING IS AN ENGLISH LANGUAGE TRANSLATION OF AN INTERVIEW GIVEN BY JEAN-PIERRE RODIER, THE CHIEF EXECUTIVE OFFICER OF PECHINEY TO THE FRENCH NEWS DAILY, LE FIGARO, AS PUBLISHED ON JULY 11, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO:
PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION:
CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

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                                                                      Number 433
                                                                   July 11, 2003

"I am calm, determined and confident: we will find the best future for Pechiney, its employees, customers and shareholders."


                 Interview with Jean-Pierre Rodier in Le Figaro

In an interview appearing today in the leading French daily, Le Figaro, Jean-Pierre Rodier reacts to the hostile takeover bid launched by Alcan on Pechiney.


LE FIGARO ECONOMIE: WHAT WAS YOUR REACTION TO THE ANNOUNCEMENT OF THE ALCAN
OFFER?
Jean-Pierre Rodier: I was very surprised and shocked. We have had several opportunities to discuss this briefly and without going into any detail. Since then, I have had no contact with Travis Engen, the chairman of Alcan, until Friday evening, when he told me of his intention to make an offer on Pechiney. I asked him if we could talk it over in a week's time, so that I could talk to the board of directors. He replied no. Obviously, he can justify that reaction by fears of leaks to the markets. But I think his real reason was that he wanted to break the bullish movement of the Pechiney share. After falling to an abnormally low level, the share price was recovering and had started back upwards. It is a hijack attempt!

HAS ALCAN ATTEMPTED A FRIENDLY TAKEOVER?
Never. It is a hostile takeover. The method used by the chairman of Alcan proves the hostility. It will remain hostile for Pechiney.

THE PECHINEY BOARD OF DIRECTORS STRESSED THAT THE PRICE OFFERED BY ALCAN, 41 EUROS PER SHARE, WAS BLATANTLY INSUFFICIENT. WHAT DO YOU THINK THE RIGHT PRICE FOR PECHINEY WOULD BE?
The price offered by Alcan is ridiculous! I think it is time to take a closer look at our share price which over-reacts on bad macro-economic news and then returns to its real value. For example, after the September 11, 2001 attacks, our share fell to 30 euros before climbing back up to more than 60 euros at the beginning of 2002. At the time, already the economic situation was not good: the price of aluminum was at the same level as today and the aerospace crisis was already underway. Since then, over-reacting to the fall of the dollar, our share fell sharply in the last few months. But recently, it made a turnaround and it was not speculation.

DOES THAT MEAN THE PRICE OF 60 EUROS WOULD BE THE STARTING POINT FOR FRIENDLY NEGOTIATIONS WITH ALCAN?
That's not a question I am asking myself today.

WOULD YOU ACCEPT TO TALK WITH TRAVIS ENGEN?
He managed to find my phone number. If he calls again, I'll speak to him.

THE FRIENDLY TRANSACTION PUT TOGETHER FOUR YEARS AGO, DOES IT STILL MAKE SENSE? I do not contest that there are possible synergies between Alcan and Pechiney. But in the last four years, things have changed. What was the best solution four years ago is not necessarily so now.

IN THIS RESPECT, DO THE SYNERGIES MENTIONED BY ALCAN, FOR 250 MILLION EUROS, STRIKE YOU AS REALISTIC?
At the time of the A.P.A. merger, we identified in a concerted manner and after a lot of work together, 600 million euros of synergies. Alcan says they have made 200 million with Alusuisse, and have identified 250 million with us, which makes a total of 450 million euros. Where is the rest?

HAVE YOU BEEN IN TOUCH WITH YOUR SHAREHOLDERS?
As of last night, I have spoken to our main shareholders who represent approximately 40% of Pechiney capital. They all told me they have confidence in the Pechiney board and they will follow its recommendation.

TO DEFEND YOURSELF, DO YOUR BY-LAWS CONTAIN A CLAUSE ENABLING AN INCREASE OF CAPITAL?
No, we have always accepted the rules of the game of the stock market.
There is no poison pill [Footnote 1]

[Footnote 1: An anti-takeover bid measure that gives current shareholders of the target company the right to buy the company's shares outstanding at a discount, normally for half the market price.]

WHAT IS YOUR STRATEGY FOR THE NEXT FEW DAYS AND WEEKS?
I cannot give you the details of what we will do in the next few days. In any case, such a project takes several months. It's a marathon! I have asked the Pechiney teams to prepare for a long-distance race. My role today is to define what the best future is for Pechiney from an industrial perspective and for its shareholders. Should we continue our development alone? That is the first option that we can easily envisage because Pechiney is a great company. What we have achieved since the three-way merger project was abandoned in 2000 is remarkable. We have increased our technological advance in primary aluminum. I would like to remind you that 100% of the plants in the western world launched in 2002 use our technology. We have gained substantial market share in aluminum transformation and especially in the automotive and aerospace sectors. Finally, our flexible packing activities progressed 30%. At the same time, our balance sheet is healthy and we made a lot of acquisitions. In other words, we can continue for a long time like this.

ARE YOU NEVERTHELESS LOOKING FOR A "WHITE KNIGHT"?
I don't like that term. But we could examine possible partnerships. After all, Pechiney has exceptional advantages which attract attention. And I don't have the reputation for being closed to discussions on serious and friendly bases.

HAVE YOU BEEN IN TOUCH WITH OTHER COMPANIES, LIKE NORSK HYDRO?
You can easily understand that I will not answer that question.

THE APA PROJECT FAILED BECAUSE OF THE BRUSSELS VETO. ALCAN SEEMS VERY OPTIMISTIC THIS TIME ABOUT A GREEN LIGHT FROM THE COMPETITION AUTHORITIES...
All I can say is that the details of the dossier will be examined by competent people who will make decisions on the basis of their enquiry. If we are summoned, we will of course give factual elements of appreciation.

THE AUTHORITIES WILL ALSO QUESTION YOUR CUSTOMERS. WILL YOU CALL ON THEM FOR
HELP?

We will call no one to our rescue! Our customers will give their own opinion depending on their interests. What I want to tell them is that they are our primary priority: we continue investing for them, we will maintain our development and marketing programs.

WHAT DO YOU THINK OF THE WAY THE OFFER IS PRESENTED?
I noted that the offer is conditional as it is subject to the approval of the authorities in Brussels right from the first phase of review. If I may, I would say that it is not a real offer.

WHAT COULD MAKE THE BRUSSELS AUTHORIZATION EVEN MORE DIFFICULT THAN THREE YEARS AGO?
Let Brussels decide.

ARE YOU CONFIDENT?
I am calm, determined and confident: we will determine the best future for Pechiney, its employees, customers and shareholders.